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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38098

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __November 1, 2013__ AND ENDING __October 31, 2014__

MM/DD/YY   MM/DD/YY

RECEIVED DEC 0 1 2014

191

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arlington Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__140 Marine Lane__

(No. and Street)

__St. Louis, MO   63146__

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Robert E. Hillard__   __314-878-1954__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Brian G. Toennies & Accociates, PC__

(Name – if individual, state last, first, middle name)

__9730 East Watson Road__	__St. Louis__	__MO__	__63126__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Robert E. Hillard_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Arlington Securities, Inc._____, as of ___October 31,_____, 20__14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                             _____
                                        Signature

                                  President

                                   _____
                                          Title

_____
        Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arlington Securities Inc.

Financial Statements

For Year Ended October 31, 2014

Contents

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com



Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arlington Securities Inc.

We have audited the accompanying financial statements of Arlington Securities Inc. (a Missouri C corporation), which comprise the statement of financial condition as of October 31, 2014, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Arlington Securities Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Arlington Securities Inc. as of October 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Arlington Securities Inc.'s financial statements. The supplemental information is the responsibility of Arlington Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brian G. Toennies & Associates, P.C.

Saint Louis, Missouri

November 25, 2014

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2014

ASSETS

Current Assets:

Cash in Bank	$	119,913		
Receivable from Brokers and Dealers		11,890		
Other Receivables		-		
Prepaid Expenses		15,413		
Market Value of Investments (See Note 2)		113,628		
Total Current Assets			$	260,844

Non-Current Assets:

Deferred Tax Benefit	894	
Total Non-Current Assets		894

Total Assets		$	261,738

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities:

Payable to Brokers	$	14,255		
Accrued Compensation and Benefits		73,310		
Income Taxes Payable		4,998		
Other Payables and Accrued Expenses		6,495		
Total Current Liabilities			$	99,058

Shareholder's Equity:

Capital Stock (See Note 1)	23,850	
Retained Earnings	138,830	
Total Shareholder's Equity		162,680

Total Liabilities and Shareholder's Equity		$	261,738

See Notes to Financial Statements

2

Arlington Securities Inc.

Statement of Operations

Year Ended October 31, 2014

Revenues:

Mutual Fund and Variable Contract Commissions	$ 1,775,451
Stock and Bond Commissions	16,546
Investment Advisory Fees	7,700
Investment Income (Loss)	5,756
	1,805,453

Expenses:

Commissions to Independent Contractors	977,403
Officer Compensation	655,618
Employer Contribution to Pension Plan (See Note 6)	-
Payroll Taxes	24,356
Benefit Programs	9,984
Errors Insurance & Fidelity Bonds	31,061
Clearing Expense (See Note 3)	13,104
Office Supplies and Expense	14,786
Regulatory Fees and Expenses	29,355
Postage	3,861
Promotion & Advertising	7,663
Telephone and Communications	5,157
Subscriptions	2,222
Professional Fees	-
Other Operating Expenses	2,333
	1,776,903

Income Before Income Taxes	28,550
Income Tax	5,850
Net Income (Loss)	$ 22,700

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2014

	Capital Stock	Retained Earnings	Total Equity
Balances at			
November 1, 2013	$ 23,850	$ 116,130	$ 139,980
Net Income (Loss)	0	22,700	22,700
Balances at			
October 31, 2014	$ 23,850	$ 138,830	$ 162,680

See Notes to Financial Statements

4

Arlington Securities Inc.

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

Year Ended October 31, 2014

Subordinated liabilities as November 1, 2013	$	0
Increases (decreases)		0
Subordinated liabilities at October 31, 2014	$	0

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2014

Operating Activities		
Net Income	$	22,700
Adjustments to reconcile net income to net cash		
provided by operating activities		
Decrease (increase) in assets:		
Receivable from Brokers and Dealers		20,066
Other Receivables		2,818
Prepaid Expenses		1,507
Deferred Tax Benefit		1,186
Increase (decrease) in liabilities:		
Payable to Brokers		(26,869)
Accrued Compensation and Benefits		15,180
Income Tax Payable		1,407
Other Payables and Accrued Expenses		(4,000)
Net Cash provided (used) in Operating Activities		33,995
Investing Activities		
Purchase of Investments		(113,628)
Sale of Investments		107,872
Net Cash provided (used) in Investing Activities		(5,756)
Net increase (decrease) in cash		28,239
Cash at beginning of year: November 1, 2013		91,674
Cash at end of year: October 31, 2014	$	119,913

See Notes to Financial Statements

6

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2014

Note 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Business Activities: The Company was incorporated on January 9, 1987 and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer funds are not held by Arlington Securities. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Checking accounts and money market funds are considered cash and cash equivalents. An allowance for doubtful accounts is not considered necessary. Revenues are reported as earned and expenses, including advertising costs, are reported as incurred.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its outside sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Capital Stock: The authorized, issued, and outstanding shares of capital stock at October 31, 2014, consists of Common Stock, par value $1; authorized 50,000 shares; issued and outstanding 23,850 shares.

Note 2   **INVESTMENTS:**

All securities are considered investments and are recorded at market value on the Balance Sheet. Interest, dividends, realized and unrealized gains and losses are included as investment income (loss) on the Statement of Operations. The Company's current investments consist of a level one investment, 113,628 shares of Franklin Money Fund. These shares are valued at $113,628 with a cost of $113,628 as reported by Franklin Money Fund. No transfers were made to securities classified at a different level of security. This security is classified as an investment security.

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2014

Note 3   **AGREEMENTS WITH CUSTODIANS:**

The clearing agreement requires a compliance with various terms by both parties. No customer accounts are carried by Arlington Securities. All customer transactions are introduced to National Financial Services, LLC (NFS) through LaSalle Street Securities, LLC, on a fully disclosed basis, or placed directly with mutual fund and insurance companies

Note 4   **NET CAPITAL REQUIREMENTS:**

Arlington Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or $5,000, whichever is greater. At October 31, 2014, Arlington Securities had net capital of $129,199, which was $122,595 in excess of its minimum required net capital of $6,604.

Note 5   **SECURITIES INVESTOR PROTECTION CORPORATION:**

Arlington Securities is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required. The general assessment for the fiscal year ended October 31, 2014, has been paid.

Note 6   **INCOME TAXES:**

Arlington Securities was incorporated in Missouri and operates as a C corporation. Federal and state income taxes are accrued and paid in a timely manner. The deferred tax benefit reported on the statement of financial condition is 21% of an unused capital loss of $894.

Arlington Securities has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the fiscal years ended October 31, 2013, 2012, and 2011 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2014

Note 7   **PENSION PLAN:**

At fiscal year-end October 31, 2014, there was no pension plan in place. Management does not anticipate starting any type of pension plan in the future.

Note 8   **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through November 25, 2014, which is the date the financial statements were issued. There are no events or transactions occurring after the financial statement date required to be reported.

Note 9   **RELATED PARTY TRANSACTIONS**

During the year ended October 31, 2014, Arlington Securities Inc paid and accrued compensation to the owner of the Company totaling $539,700.

Arlington Securities Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of October 31, 2014

NET CAPITAL

Total shareholder's equity	$	162,680
Deduct shareholder's equity not allowable for net capital		0
Total shareholder's equity qualified for net capital		162,680
Additions		0
Total Capital		162,680
Deductions and/or changes		
Total Non-allowable assets		16,437
Net capital before haircuts on securities positions		146,243
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]		17,044
Net Capital	$	129,199

AGGREGATE INDEBTEDNESS

Liabilities included in Statement of Financial Condition		
Payable to brokers and dealers	$	14,255
Other accounts payables and accrued expenses		84,803
		99,058
Less Non Aggregate Indebtedness Liabilities		-
Total Aggregate Indebtedness	$	99,058

See Notes to Financial Statements

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required	$	6,604
Excess net capital	$	122,595
Excess net capital at 100%	$	119,293
Percentage of Aggregate Indebtedness to Net Capital		77%

RECONCILIATION WITH CORPORATION'S COMPUTATION
(included in Part II of Form X-17A-5 as of October 31, 2014)

Net capital, as reported in Corporation's Part II (Unaudited) FOCUS report	$	129,199
Net Capital per previous page	$	129,199

REPORT OF MATERIAL INADEQUACIES:

No material inadequacies were found nor were any reportable differences found in the reconciliation of the net capital per the audited financial statement, and the unaudited FOCUS report.

See Notes to Financial Statements

11

Arlington Securities Inc.

Schedule II
Exemption Provisions Under Rule 15c3-3 of the
Securities and Exchange Commission

As of October 31, 2014

No customer accounts are carried by Arlington Securities Inc. All customer transactions were introduced to National Financial Services (NFSC) through LaSalle Street Securities, Inc., on a fully disclosed basis.

It is Arlington Securities Inc.'s best knowledge and belief that they are exempt from Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) of Rule 15c3-3. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Arlington Securities Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	Not Applicable

See Notes to Financial Statements

12

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com



Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arlington Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Arlington Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arlington Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) Arlington Securities Inc. stated that Arlington Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Arlington Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arlington Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies & Associates P.C.

Saint Louis, Missouri

November 25, 2014

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com



Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
of Arlington Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2014, which were agreed to by Arlington Securities Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Arlington Securities Inc.'s compliance with the applicable instructions of Form SIPC-7. Arlington Securities Inc.'s management is responsible for Arlington Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian G. Toennies & Associates P.C.

Saint Louis, Missouri

November 25, 2014